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                                                                    Exhibit 99.1

[ELRON LOGO]



                             -FOR IMMEDIATE RELEASE-

 Elron Announces Completion of the Sale of all its holdings in Elbit Systems to Federmann Enterprises Ltd. for approximately $197 million

Tel Aviv, July 28, 2004 - Elron Electronic Industries Ltd. (NASDAQ:ELRN) announced today that, further to its previous announcement on July 8, 2004, it has completed the sale of all its holdings in Elbit Systems Ltd. (Nasdaq: ESLT) constituting approximately 19.6% of the outstanding share capital of Elbit Systems for approximately $197 million to Federmann Enterprises Ltd. ("Federmann Enterprises"). This follows notification by the Federmann group to Elron earlier today of the exercise of Federmann Enterprises' right of first refusal to purchase Elron's holdings in Elbit Systems.


As a result of the transaction, Elron will record, in the third quarter of 2004, a gain, net of tax, of approximately $80 million (of which approximately $10 million will result from the increase in deferred tax assets with respect to Elron's losses incurred in prior periods).

Doron Birger, President and Chief Executive Officer of Elron, commenting on the sale, said: "The completion of the sale of our holdings in Elbit Systems marks the end of an era of 38 years of Elron's commitment and involvement in the building of Elbit Systems since its establishment by Elron in 1966. The significant gain and cash proceeds from the transaction is a major contribution to creating future shareholder value. We wish Elbit Systems, its management and employees, continued growth and success on its path to leading the Israeli Defence Electronic industry."

In addition, based on a preliminary analysis conducted by Elron, it is more likely than not that as a result of the transaction, Elron will be characterized as a "passive foreign investment company" (PFIC) for U.S. federal income tax purposes, for 2004, which would result in adverse tax consequences for Elron's U.S. shareholders. However, Elron is still in the process of reviewing its position with the assistance of its advisors. The tests for determining passive foreign investment company status involve assessments of income and assets, which are relevant to this determination. The tests are impacted by changes in value of our group companies which are difficult to predict. Elron will make a further announcement following completion of its review.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, communication, IT software, semiconductors and advanced materials. For further information, visit http://www.elron.com




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[ELRON LOGO]


       Contact:

       Tal Raz

       Elron Electronic Industries Ltd.

       Tel: 972-3-607-5555

       raz@elron.net

       Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.